

Artisan Tropic, LLC (a North Carolina limited liability company)
Natural Trading Co., LLC (a North Carolina limited liability company)
Grupo Colnatu S.A.S. (a Colombian corporation)
(together, the "Companies")

Combined Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: the Management of Artisan Tropic, LLC, Natural Trading Co LLC, and Grupo Colnatu S.A.S.,

We have reviewed the accompanying financial statements of Artisan Tropic, LLC, Natural Trading Co LLC, and Grupo Colnatu S.A.S. (together, the Companies) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Successor Entity:
A.T. Food Group Inc. ("the Company") was incorporated in Delaware on January 21, 2025, and acquired all outstanding interests in Artisan Tropic, LLC and Natural Trading Co. LLC, as well as an 80% ownership interest in Grupo Colnatu S.A.S. (the "Predecessor Companies"), thereby becoming their parent holding company and consolidated reporting entity.

RNB Capital LLC

Tamarac, FL
September 19, 2025

ARTISAN TROPIC, LLC, NATURAL TRADING CO. LLC
and GRUPO COLNATU S.A.S
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	276,839	49,745
Accounts Receivable, Net		742,331	829,407
Due from Related Parties		612,864	488,353
Prepaid Expenses		234,224	339,414
Inventory		1,044,475	584,067
Other Current Assets		472,672	312,735
Total Current Assets		3,383,405	2,603,720
Non-Current Assets:			
Intangible Assets, Net	$	559,602	252,242
Property and Equipment, Net		1,374,773	1,599,539
Operating Lease ROU Asset, Net		355,045	497,716
Finance Lease ROU Asset, Net		92,192	-
Other Noncurrent Assets		112,445	106,900
Total Non-Current Assets		2,494,057	2,456,398
TOTAL ASSETS	$	5,877,462	5,060,118
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	663,369	349,361
Loans Payable - ST		1,726,440	822,601
Operating Lease Liability -ST		156,377	140,790
Finance Lease Liability -ST		19,100	-
Due to Related Parties		171,892	330,155
Other Current Liabilities		103,114	15,063
Total Current Liabilities	$	2,840,292	1,657,970
Non-Current Liabilities:			
Loans Payable	$	2,308,449	2,316,978
Operating Lease Liability		218,601	374,978
Finance Lease Liability		74,547	-
Other Noncurrent Liabilities		39,374	76,215
Total Non-Current Liabilities	$	2,640,971	2,768,171
TOTAL LIABILITIES		5,481,263	4,426,141
EQUITY			
Members' Capital	$	1,440,444	1,582,507
Safe Notes		150,000	-
Retained Earnings (Accumulated Deficit)		(1,103,333)	(982,510)
Cumulative Foreign Currency Translation Adjustment		(90,912)	33,980
TOTAL EQUITY	$	396,199	633,977
TOTAL LIABILITIES AND EQUITY	$	5,877,462	5,060,118

See Accompanying Notes to these Unaudited Financial Statements

ARTISAN TROPIC, LLC, NATURAL TRADING CO. LLC
and GRUPO COLNATU S.A.S
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sales	$	9,529,474	8,092,690
Sales Discounts and Allowances		1,938,910	2,518,774
Net Sales		7,590,564	5,573,917
Cost of Goods Sold		3,917,238	3,471,410
Gross Profit	$	3,673,326	2,102,507
Operating Expenses			
Employee Compensation and Benefits	$	1,106,696	1,199,272
Advertising and Marketing Expense		958,727	294,795
Selling Expense		471,909	360,968
Depreciation Expense		121,300	95,397
Amortization of Finance Lease		12,118	-
Operating Lease Expenses		168,989	168,989
General and Administrative Expense		454,552	370,709
Total Operating Expenses		**3,294,289**	**2,490,130**
Total Income (Loss) from Operations	$	**379,037**	**(387,624)**
Other Income (Expense)			
Interest Expense		(516,384)	(443,134)
Other Income		41,570	43,560
Other Expense		(137,090)	(242,563)
Foreign Currency Transaction Gain (Loss)		112,044	29,917
Total Other Income (Expense)		**(499,859)**	**(612,220)**
Net Loss	$	**(120,823)**	**(999,844)**

See Accompanying Notes to these Unaudited Financial Statements

ARTISAN TROPIC, LLC, NATURAL TRADING CO. LLC
and GRUPO COLNATU S.A.S
STATEMENT OF CHANGES IN MEMBERS' EQUITY

| | Members' Capital | | | Retained Earnings | Cumulative Translation | Total Members' |
	Units	$ Amount	Safe Notes	(Deficit)	Adjustment	Equity
Beginning balance at 1/1/23	-	2,126,173	-	17,334	(154,057)	1,989,450
Contribution	-	214,000	-	-	-	214,000
Distribution	-	(757,666)	-	-	-	(757,666)
Safe Notes	-	-	-	-	-	-
Net income (loss)	-	-	-	(999,844)	-	(999,844)
Foreign Currency Translation Adjustment	-	-	-	-	188,037	188,037
Ending balance at 12/31/23	-	1,582,507	-	(982,510)	33,980	633,977
Contribution	-	-	-	-	-	-
Distribution	-	(142,064)	-	-	-	(142,064)
Safe Notes	-	-	150,000	-	-	150,000
Net income (loss)	-	-	-	(120,823)	-	(120,823)
Foreign Currency Translation Adjustment	-	-	-	-	(124,892)	(124,892)
Ending balance at 12/31/24	-	1,440,444	150,000	(1,103,333)	(90,912)	396,199

See Accompanying Notes to these Unaudited Financial Statements

ARTISAN TROPIC, LLC, NATURAL TRADING CO. LLC
and GRUPO COLNATU S.A.S
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(120,823)	(999,844)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Depreciation Expense		121,300	95,397
Amortization of Finance Lease		12,118	0
Effect of exchange rate changes on cash and cash equivalents		(124,892)	188,037
(Increase) Decrease in:			
Accounts Receivable		87,076	(123,856)
Prepaid Expenses		105,190	(224,728)
Inventory		(460,408)	259,045
Other Current Assets		(159,937)	(175,060)
Operating Lease ROU Assets		142,672	134,667
Increase (Decrease) in:			
Accounts Payable		314,007	115,704
Operating Lease Liability		(140,790)	(126,358)
Other Current Liabilities		88,050	(40,447)
Other Noncurrent Liabilities		(36,841)	(187,282)
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		(52,455)	(84,882)
Net Cash used in Operating Activities	$	(173,277)	(1,084,726)
INVESTING ACTIVITIES			
Purchase of Intangible Assets	$	(307,360)	(143,245)
Proceeds from Disposal of Property, Plant and Equipment		179,394	887,954
Purchase of Property, Plant and Equipment		(180,238)	(426,712)
Purchase of Additional Investments		(5,545)	(34,985)
Net Cash provided by (used in) Investing Activities	$	(313,749)	283,013
FINANCING ACTIVITIES			
Finance Lease		93,647	0
Due to (from) Related Parties	$	(282,773)	226,913
Proceeds from Loans		895,310	1,042,956
Proceeds from Safes		150,000	0
Members' Capital		(142,064)	(543,666)
Net Cash provided by Financing Activities	$	714,120	726,203
Cash at the beginning of period		49,745	125,254
Net Cash increase (decrease) for period	$	227,094	(75,510)
Cash at end of period	$	276,839	49,745

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	516,384	443,134
Income taxes paid – within foreign jurisdiction	91,483	-

Supplemental Disclosures of NonCash Investing and Financing Activities
ROU asset of $104K obtained in 2024 in exchange for a finance lease obligation.

See Accompanying Notes to these Unaudited Financial Statements

Artisan Tropic, LLC, Natural Trading Co. LLC,
and Grupo Colnatu S.A.S
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Artisan Tropic, LLC, Natural Trading Co. LLC, and Grupo Colnatu S.A.S. (together, the "Companies") are entities under common management that operate collaboratively within the natural and specialty foods industry. Their combined activities include sourcing, manufacturing, distribution, and brand management, forming an integrated business model designed to address growing consumer demand for healthy, specialty snack products in both domestic and international markets. The Companies utilize manufacturing capabilities in Colombia, direct distribution channels, and private label programs to supply major U.S. retailers.

Artisan Tropic, LLC was formed in North Carolina on March 5, 2014, and is headquartered in Charlotte, NC on Perimeter Drive. The Company distributes and sells tropical snack products, including plantain and cassava chips, through natural and organic grocery retailers and direct-to-consumer channels across the United States, primarily serving health-conscious customers.

Natural Trading Co. LLC was organized in North Carolina on May 20, 2020, with its principal office in Charlotte, NC on Perimeter Drive. The Company supplies private label snack products to major U.S. retailers under long-term supply arrangements, targeting large retail chains seeking premium snack assortments for store-branded programs.

Grupo Colnatu S.A.S. is a Colombian Simplified Stock Company (S.A.S.) incorporated on November 29, 2017. The Company manufactures and commercializes healthy snack products, primarily plantain and cassava chips, with distribution in Colombia, as well as internationally through sales to Artisan Tropic, LLC and Natural Trading Co. LLC, and directly to certain international clients.

To support its growth strategy and broaden investor participation, A.T. Food Group Inc., which became the parent company of the Companies on January 21, 2025, plans to conduct a Regulation Crowdfunding ("Reg CF") campaign in 2025 to raise operating capital.

Concentrations of Credit Risks

The Companies' financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Companies place its cash and cash equivalents with financial institutions of high credit worthiness. The Companies' management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

The Companies' standard credit terms are 30-60 days. Credit risk is assessed individually for each customer, taking into account historical payment experience, current financial condition, prevailing industry trends, and, when available, external credit ratings. Management continuously reviews the creditworthiness of major customers.

Artisan Tropic, LLC, Natural Trading Co. LLC,
and Grupo Colnatu S.A.S
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

As of December 31, 2024, accounts receivable from four customers, detailed in the accounts receivable section, each represented more than 10% of the total accounts receivable balance. The Companies regularly monitor concentrations of credit risk as part of its overall risk assessment. Certain accounts receivable have also been pledged as collateral for certain debts listed in the debts section.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying combined financial statements present the historical operations of Artisan Tropic, LLC, Natural Trading Co LLC, and Grupo Colnatu S.A.S. (together, the "Companies"), which were under common management but not common ownership or control during the reporting period. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The fiscal year end is December 31. The Companies have no interests in variable interest entities.

On January 21, 2025, A.T. Food Group Inc. ("the Company") was incorporated in Delaware. Upon its formation, the Company acquired all outstanding ownership interests in Artisan Tropic, LLC and Natural Trading Co. LLC, as well as an 80% ownership interest in Grupo Colnatu S.A.S., becoming the parent holding company of these subsidiaries. From that date forward, consolidated financial statements are presented, with governance, oversight, and strategic management of the group's operations provided by A.T. Food Group Inc.

Basis of Consolidation

The accompanying combined financial statements include the accounts of Artisan Tropic, LLC, Natural Trading Co LLC, and Grupo Colnatu S.A.S. for the year ended December 31, 2024 and 2023. All significant intercompany transactions among the Companies have been eliminated in combination.

Basis of Consolidation – Foreign Operations

The combined financial statements include the accounts of Grupo Colnatu S.A.S., an entity operating and incorporated in Colombia. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments, including changes in tax laws, limitations on foreign investment and income repatriation, and foreign exchange controls. The Companies do not engage in hedging activities to mitigate exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currency of the foreign entity, Grupo Colnatu S.A.S., is the Colombian peso. The financial statements of Grupo Colnatu S.A.S. have been translated into U.S. dollars, with balance sheet accounts translated at the exchange rates in effect at the balance sheet date and income statement amounts translated at the average exchange rate for the year. Cumulative translation adjustments are recorded separately in the combined financial statements. Foreign currency translation adjustments resulted in losses of $90,912 in 2024 and gains of $33,980 in 2023, respectively. Foreign currency transaction gains and losses resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are

Artisan Tropic, LLC, Natural Trading Co. LLC,
and Grupo Colnatu S.A.S
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

included in other expenses in the combined statement of operations. Such gains totaled approximately $112,044 in 2024 and $29,917 in 2023.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Companies' make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Companies consider all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Companies had $276,839 and $49,745 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade accounts receivable are recognized at the original invoice amount and stated at net realizable value, representing amounts expected to be collected after deducting an allowance for doubtful accounts. The

Artisan Tropic, LLC, Natural Trading Co. LLC,
and Grupo Colnatu S.A.S
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

allowance for doubtful accounts is determined based on management's judgment, considering historical collection experience, the aging of receivables, individual customer financial condition, and prevailing economic and industry factors.

Receivable balances are written off against the allowance when deemed uncollectible after all reasonable collection efforts have been exhausted. Recoveries of previously written-off accounts are credited against bad debt expense when received.

The Companies typically extend credit to third-party customers on terms ranging from 30 to 60 days. As of December 31, 2024 and December 31, 2023, no individual customer accounted for more than 10% of outstanding receivables.

Combined accounts receivable balances are as follows:

Description	2024	2023
Accounts Receivable	742,331	829,407
Less: Allowance for Doubtful Accounts	-	-
Totals	**742,331**	**829,407**

As of December 31, 2024 and 2023, the Companies' accounts receivable were concentrated among a few major customers. The customer concentrations were as follows:

Customer	2024	2023
Costco	13%	17%
Target	26%	20%
UNFI-EAST	23%	-
UNFI WEST	15%	-
Others	23%	63%

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. The Companies have not established any allowance for doubtful accounts as of December 31, 2024 and 2023.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit, and finished goods held by the Companies. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method. Combined inventory balances totaled $1,044,475 as of December 31, 2024, and $584,067 as of December 31, 2023.

_____

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Companies review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Companies' property and equipment balances is presented below.

Property Type	Useful Life in Years	2024	2023
Building & Improvements	40-45	703,669	811,759
Machinery & Equipment	5	1,106,684	1,176,789
Vehicles	5	91,471	91,471
Furniture & Fixtures	5	34,591	32,702
Computer & Software	5	26,712	14,454
Less Accumulated Depreciation	5	(588,354)	(527,637)
Totals		**1,374,773**	**1,599,539**

Intangible Assets-Capitalized Development Costs

As of December 31, 2024 and 2023, the Companies capitalized development costs related to new product initiatives. These capitalized costs represent expenditures that met the recognition criteria under ASC 350, Intangibles—Goodwill and Other. Qualifying expenditures included management's authorization and commitment to the projects, technical feasibility, and the expectation of probable future economic benefits. The capitalized amounts primarily comprise direct labor, materials, and third-party services directly attributable to product development activities that occurred after the preliminary project phase.

As of each reporting date, the underlying products were not yet available for commercial use or sale; therefore, amortization of these amounts has not commenced. The Companies will begin to amortize capitalized development costs over their estimated useful lives once the products are ready for their intended use. The carrying values are reviewed regularly for impairment as required by the Companies' accounting policies.

Artisan Tropic, LLC, Natural Trading Co. LLC,
and Grupo Colnatu S.A.S
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

A summary of the Companies' Intangible asset balances is presented below.

Property Type	Useful Life in Years	2024	2023
Product Development Costs	-	559,602	252,242
Less Accumulated Amortization	-	-	-
Totals		**559,602**	**252,242**

Revenue Recognition

The Companies recognize revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Companies generate revenues by selling tropical snack products including plantain and cassava chips as well as supplying private label snack products to major U.S. retailers and other external customers. The Companies' payments are typically received within 30 to 60 days of invoicing, pursuant to standard credit terms extended to customers.

The Companies' primary performance obligation is the delivery of snack products to customers in accordance with agreed-upon specifications and quantities. Revenue is recognized at the point in time when control of the products transfers to the customer, which generally occurs upon shipment or delivery, depending on the terms of sale.

Coincident with revenue recognition, the Companies establish a liability for expected product returns and record an asset (with a corresponding adjustment to cost of sales) representing their right to recover products from customers upon settlement of the refund liability.

Advertising Costs

Advertising costs associated with marketing the Companies' products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses are the operating costs incurred to support the overall management and administration of the business, rather than costs directly attributable to production or sales. These typically

_____

include facilities expenses, professional services, insurance, travel, office supplies, and other overhead items necessary to operate the business.

Income Taxes

The Companies are organized as pass-through entities for U.S. federal income tax purposes; therefore, income tax expense or benefit is the responsibility of the respective owners and members, rather than the Companies themselves. Accordingly, no provision for U.S. income taxes is recognized in the combined Statement of Operations. The inclusion of Grupo Colnatu S.A.S., a Colombian corporation, does not affect the Companies' U.S. tax status for these periods. Any foreign income tax expense related to operations of the Colombian entity would be considered separately in accordance with applicable local tax regulations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Companies follow ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024 and 2023, the Companies had outstanding accounts receivable of $612,864 and $488,353, respectively, representing advances made to members. The balance is non-interest bearing and due on demand.

As of December 31, 2024 and 2023, the Companies had outstanding accounts payable of $171,892 and $330,155, respectively, representing operating capital funds provided by members. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

In 2024, the Companies resolved two legal matters, which were settled with the plaintiffs. Both settlements were paid in full during 2024, including amounts attributable to obligations due in 2025. As of December 31, 2024, prepaid expenses have been recognized for the portion of these settlements relating to 2025. There are no ongoing, pending, or threatened legal proceedings involving the Companies or their officers. The Companies are in full compliance with all applicable laws and regulations.

Artisan Tropic, LLC, Natural Trading Co. LLC, and Grupo Colnatu S.A.S
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

<u>Leases</u>

The Companies entered into a commercial property operating lease in 2022 and three equipment finance leases in 2024, as detailed below.

Lessor	Commencement Date	Monthly Lease Payments	Lease Duration (in months)	Type of Lease
Liberty Property Limited Partnership	04/01/2022	$13,000.00, escalating annually	60	Operating Lease
Paramount Financial Services, LLC	02/01/2024	$368	60	Finance Lease
Paramount Financial Services, LLC	03/15/2024	$884	60	Finance Lease
Crown Credit Company	12/20/2024	$761	60	Finance Lease

The following table summarizes lease-related expenses, cash flow information, and maturity of lease liabilities as of December 31, 2024:

	2024
Lease expense	
Finance lease expense	-
Amortization of ROU assets	12,118
Interest on lease liabilities	3,349
Operating lease expense	168,989
Total	184,457
Other Information	
Operating cash flows from finance leases (i.e. Interest)	3,154
Financing cash flows from finance leases (i.e. principal portion)	9,974
Operating cash flows from operating leases	167,107
ROU assets obtained in exchange for new finance lease liabilities	103,426
ROU assets obtained in exchange for new operating lease liabilities	-
Weighted-average remaining lease term in years for finance leases	4
Weighted-average remaining lease term in years for operating leases	2
Weighted-average discount rate for finance leases	6%
Weighted-average discount rate for operating leases	6%

Maturity Analysis		Finance	Operating
	2024-12	-	-
	2025-12	24,146	173,791
	2026-12	24,146	180,743
	2027-12	24,146	45,624
	2028-12	24,146	-

Artisan Tropic, LLC, Natural Trading Co. LLC,
and Grupo Colnatu S.A.S
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Thereafter	10,134	-
Total undiscounted cash flows	106,719	400,159
Less: present value discount	(13,072)	(25,181)
Total lease liabilities	93,647	374,978

NOTE 5 – LIABILITIES AND DEBT

During the years 2021 through 2024, the Companies entered into various debt agreements with banks, financial institutions, and other lenders to finance operations, working capital requirements, equipment acquisitions, and general corporate purposes. The table below summarizes the terms and the current and noncurrent portions of outstanding borrowings as of December 31, 2024 and 2023:

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Line of Credit	47,651	24%	2/5/2025	15,724	-	15,724	31,927	15,724	47,651
Line of Credit	50,000	15%	-	813	49,189	50,002	-	30,029	30,029
Factoring	79,798	14%	1/9/2027	-	82,859	82,859	38,318	82,859	121,177
Term Loan	325,000	-	7/31/2024	68,910	-	68,910	223,193	68,910	292,103
Revenue Based Financing	147,000	-	-	31,500	-	31,500	-	-	-
Line of Credit	750,000	8%	On Demand	746,984	-	746,984	-	691,037	691,037
Consignment	945,000	12%	2025	660,482	318,827	979,309	-	-	-
Term Loan	120,000	18%	25/06/2025	43,519	-	43,519	76,481	43,519	120,000
Auto Loan	30,400	2%	1/4/2026	6,080	5,517	11,597	5,540	11,597	17,137
Auto Loan	66,071	2%	17/07/2026	3,439	6,654	10,093	6,876	10,093	16,969
Term Loan	408,112	14%	27/10/2027	90,186	381,014	471,200	-	-	-
Machinery Loan	56,031	11%	4/12/2029	11,206	44,825	56,031	-	-	-
Term Loan	150,000	12%	1/12/2033	4,690	136,952	141,642	8,358	141,642	150,000
Term Loan	257,993	16%	-	-	102,060	102,060	120,333	102,060	222,394
Term Loan	121,639	22%	17/12/2025	15,701	-	15,701	49,655	15,701	65,356
Term Loan	24,235	23%	26/01/2026	8,280	-	8,280	12,494	8,280	20,773
Term Loan	50,655	19%	20/06/2026	18,926	4,888	23,814	26,552	23,814	50,366
Term Loan	120,488	16%	9/9/2027	-	103,950	103,950	-	-	-
Term Loan	1,347,586	15%	26/06/2032	-	1,071,713	1,071,713	218,511	1,071,713	1,290,224
Other Loans	-	-	-	-	-	-	4,364	-	4,364
Shareholder Loans	-	-	On Demand	171,892		171,892	330,155	-	330,155

_____

Total	1,898,332	2,308,449	4,206,781	1,152,756	2,316,978	3,469,734

5 Year Debt Maturities

	Total Debts
2025	1,161,416
2026	956,630
2027	387,097
2028	424,029
2029 and Beyond	1,277,609
Totals	**4,206,781**

NOTE 6 – EQUITY

The Companies' equity structure consists of membership interests for the limited liability companies and shares of common stock for the Colombian corporation. The table below summarizes the equity ownership of the Companies as of December 31, 2024 and 2023.

Company	Equity Ownership
Artisan Tropic, LLC	50% – Margarita Guzman 50% – Camilo Guzman
Natural Trading Co LLC	100% – Camilo Guzman
Grupo Colnatu S.A.S.	10,002,000 shares – Margarita Guzman 10,002,000 shares – Camilo Guzman 1,000 shares – Other Shareholders

Simple Agreements for Future Equity (SAFE)

During 2024, the Companies entered into two Simple Agreements for Future Equity ("SAFE Agreements") with third-party investors. The SAFE Agreements have no maturity date and bear no interest. Under the terms of each agreement, investors are granted the right to receive future equity in the Companies upon the occurrence of a qualified financing or a change of control event. Each SAFE Agreement is subject to an 80% discount rate and a valuation cap of $20 million, as specified in the agreements. As of December 31, 2024, the total outstanding amount of the SAFE Agreements was $150,000.

Artisan Tropic, LLC, Natural Trading Co. LLC,
and Grupo Colnatu S.A.S
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

NOTE 7 – SUBSEQUENT EVENTS

The Companies have evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 19, 2025, the date these financial statements were available to be issued.

On January 21, 2025, A.T. Food Group Inc. was incorporated in Delaware. Following its formation, the Company acquired all outstanding ownership interests in Artisan Tropic, LLC and Natural Trading Co. LLC, as well as an 80% ownership interest in Grupo Colnatu S.A.S., and now serves as the parent holding company of these entities. This corporate reorganization establishes A.T. Food Group Inc. as the consolidated reporting entity for future periods.

Subsequent to December 31, 2024, the Company issued additional Simple Agreements for Future Equity ("SAFEs") to external parties totaling $401,100, on various dates from January through September 2025.

The Companies entered into additional debt and financing arrangements during the period from January through June 2025 with various lenders. These arrangements included term loans, lines of credit, factoring agreements, and loans for vehicles, machinery, and equipment, with a total principal amount of $1,225,168 and an outstanding balance of $981,165 as of June 30, 2025. Additional details as of June 30, 2025 are as follows:

Debt Instrument Name	Grant	Maturity	Principal	Interest	Outstanding Balance
Term Loan	4/16/25	5/1/2028	400,185	5%	389,891
Factoring	06/02/2025	-	96,715	2.5 net 30	96,715
Factoring	2/20/2025	19/02/2026	35,000	-	26,764
Term Loan	6/23/2025	23/05/2026	24,000	24%	23,150
Line of Credit	03/03/2025	04/03/2026	40,000	29%	39,469
Factoring	06/04/2025	-	100,953	2.6% net 30	100,953
Factoring	2/19/2025	19/02/2026	455,000	-	224,322
Line of Credit	05/09/2025	01/02/2026	7,500	34%	6,979
Term Loan	06/11/2025	11/12/2026	30,000	-	29,172
Auto Loan	02/01/2025	14/06/2028	19,115	3%	16,986
Machinery Loan	01/08/2025	15/12/2029	16,700	11%	26,764
			1,225,168		**981,165**

In July 2025, the Companies converted an existing line of credit with an outstanding balance of $746,984 as of December 31, 2024, into a term loan bearing interest at 7%. The outstanding balance at the date of conversion was $721,984. In the same month, the Companies also entered into a $590,000 equipment loan bearing interest at 12%.

Artisan Tropic, LLC, Natural Trading Co. LLC,
and Grupo Colnatu S.A.S
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

On September 16, 2025, the Companies also entered into a secured loan agreement with Kapitus LLC for a principal amount of $250,000, with a 12-month repayment term totaling $331,750. The loan is for business purposes and is secured by substantially all of the Company's assets.